

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2023

Feng Lin
Chief Financial Officer
Uxin Ltd
1&3/F, No. 12 Beitucheng East Road
Chaoyang District, Beijing 100029
People's Republic of China

   Re: Uxin Limited
     Form 20-F for the Year Ended March 31, 2022
     Filed August 1, 2022
     File No. 001-38527

Dear Feng Lin:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services

cc: Shu Du, Esq.